U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                             S.E.C. File No. 0-25935


(Check One):
[x] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

                     For the period ended December 31, 2004

 [  ] Transition Report on Form 10-K
 [  ] Transition Report on Form 20-F
 [  ] Transition Report on Form 11-K
 [  ] Transition Report on Form 10-Q
 [  ] Transition Report on Form N-SAR

                        For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

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                         Part I - Registrant Information

Full name of Registrant:  The Ridgewood Power Growth Fund
Former name if applicable:
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Address of Principal Executive Office (Street and Number)
1314 King Street
Wilmington, Delaware 19801
(City, State and Zip Code)

                       Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, Form 10-QSB and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant will be delayed in filing its Annual Report on Form 10-K as a result of its need for additional time to complete and obtain the Audited Consolidated Financial Statements and the Notes thereto to be included in its Annual Report on Form 10-K. The registrant undertakes the responsibility to file such annual report but will not be able to complete and file its report within the fifteen calendar day extension.

The Registrant will not be able to file its 2004 Form 10-K timely as a result of the delay of one of its foreign subsidiaries independent auditors completing the 2003 audit. Such delay as likewise delayed the filing of the Registrant's 2003 Form 10-K. The Registrant has since changed its foreign independent auditors and is working diligently to complete the audit of the 2004 financial statements, which includes confirming that the 2003 audited statements are updated for current events.

The Registrant has also experienced delays in reporting at another foreign subsidiary. The Registrant is working with its local independent auditors in addition to its foreign independent auditors to finalize the audit of the 2004 financial statements.

The Registrant anticipates that it will file all past due reports within the next 75 days.

                           Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification:
Christopher I. Naunton       (302) 888-7444
(Name)                 (area code) (telephone number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Form 10-Q for the quarters ended March 31, 2004,June 30, 2004 and September 30, 2004. Form 10-K for the year ended December 31, 2003
                              Yes  [ ]      No  [X]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              Yes  [ ]      No  [X]

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


THE RIDGEWOOD POWER GROWTH FUND
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2005
By /s/ Christopher I. Naunton
Christopher I. Naunton, Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).